United States securities and exchange commission logo





                             May 22, 2024

       Joseph Massaro
       Chief Financial Officer
       Aptiv PLC
       5 Hanover Quay, Grand Canal Dock
       Dublin, D02 VY79, Ireland

                                                        Re: Aptiv PLC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 6,
2024
                                                            Form 8-K Furnished
January 31, 2024
                                                            File No. 001-35346

       Dear Joseph Massaro:

              We have reviewed your May 13, 2024 response to our comment letter and have the following comments

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2024 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Notes to Consolidated Financial Statements
       2. Significant Accounting Policies, Revenue Recognition, page 71

   1. We note within your response to comment 2 that you recognize upfront payments to customers without
contractual volume guarantees as a reduction of revenue at the time of the commitment to make
the payment. Please tell us in further detail how you determined such accounting
treatment was more appropriate than recognizing the reduction of revenue as the related
goods are transferred to customers. In doing so, ensure you explain the underlying economic
reasons for the payments, your history of recovering the
                                                        payments, including
your history of renewals and average customer lives, whether the payments secure an
exclusivity agreement with customers or provide other contractual assurances, whether the
payments are expected to recur with the same customer, and
                                                        whether the related
supply contracts have specified lives.
 Joseph Massaro
Aptiv PLC
May 22, 2024
Page 2
Form 8-K Furnished January 31, 2024
Exhibit 99.1, page 1

2. We note your response to comment 7 indicates that net income attributable to Aptiv and the related margin are the most directly comparable GAAP measures to Adjusted
         Operating Income and Adjusted Operating Income margin. Please tell us how you determined operating income and operating income margin were not the most directly comparable GAAP measures.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJoseph Massaro                             Sincerely,
Comapany NameAptiv PLC
                                                             Division of
Corporation Finance
May 22, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName